Filed pursuant to Rule 424(b)(5)

Registration Numbers 33-3811 and 333-11678

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 19, 2000

¥75,000,000,000

Development Bank of Japan

(Incorporated under the Development Bank of Japan Law)

1.60% Japanese Yen Guaranteed Bonds Due June 20, 2014

Unconditionally and Irrevocably Guaranteed

as to Payment of Principal and Interest by

Japan

We will pay interest on the bonds semi-annually in arrears in equal payments on June 20 and December 20 of each year, commencing December 20, 2004, except that the first payment of interest to be made on December 20, 2004 shall be in respect of the period from and including June 11, 2004 to, but excluding, December 20, 2004, and shall amount to ¥84,164 per ¥10,000,000 principal amount of the bonds. The bonds will mature on June 20, 2014. We may redeem all, but not less than all, of the bonds in the event of certain tax law changes. The redemption terms are described in this prospectus supplement under “Description of the Bonds and Guarantee—Redemption”. The bonds will be issued only in registered form in denominations of ¥10,000,000 and integral multiples thereof. See “Description of the Bonds and Guarantee”.

We have applied to list the bonds on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per bond	Total
Price to Public(1)	99.677%	¥74,757,750,000
Underwriting Discount	0.150%	¥112,500,000
Proceeds to the Bank(1)	99.527%	¥74,645,250,000

(1)	Plus accrued interest, if any, from and including June 11, 2004, if settlement occurs after that date.

The underwriters are offering the bonds subject to various conditions. The underwriters expect to deliver the bonds through the book-entry facilities of The Depository Trust Company, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) on or about June 11, 2004.

Nikko Citigroup	Merrill Lynch & Co.

Deutsche Bank
Daiwa Securities SMBC Europe	Mizuho International plc
Morgan Stanley	Nomura Securities
Tokyo-Mitsubishi International plc

Prospectus Supplement dated June 4, 2004.

The bonds are exempt from the requirement for registration under the Securities and Exchange Law of Japan and are subject to the Special Taxation Measures Law of Japan. The bonds may not be offered, sold or delivered in Japan or to residents of Japan, except pursuant to an exemption from, or otherwise in compliance with, the Securities and Exchange Law of Japan to certain financial institutions and persons holding bonds through such institutions. Interest payments on the bonds generally will be subject to Japanese withholding tax unless the holder establishes that the bonds are held by or for the account of a holder that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes or is a Japanese designated financial institution described in Article 6 of the Special Taxation Measures Law of Japan.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front page of this prospectus supplement or, with respect to information incorporated by reference, as of the date of such information.

In this prospectus supplement, “we”, “our”, “us” and “the Bank” refer to Development Bank of Japan.

The spot buying rate quoted on the Tokyo Foreign Exchange Market on June 4, 2004, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥111.06 = $1.00, and the noon buying rate on June 3, 2004 for cable transfers in the City of New York payable in yen, as reported by the Federal Reserve Bank of New York, was $1.00 = ¥111.14.

References in this prospectus supplement to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years. References to “ ¥” or “yen” are to Japanese yen and references to “$” or “US$” are to U.S. dollars.

        IN CONNECTION WITH THIS ISSUE, CITIGROUP GLOBAL MARKETS LIMITED OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON CITIGROUP GLOBAL MARKETS LIMITED OR ANY OF ITS AGENTS TO DO THIS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD. CITIGROUP GLOBAL MARKETS LIMITED, OR ANY OF ITS AGENTS, MAY EFFECT THESE TRANSACTIONS ON THE LUXEMBOURG STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING SHALL BE IN COMPLIANCE WITH ALL RELEVANT LAWS AND REGULATIONS.

We accept responsibility for the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus. To the best of our knowledge and belief, the information contained or incorporated by reference in this prospectus supplement and in the accompanying prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. You should read this prospectus supplement together with the accompanying prospectus dated April 19, 2000.

FOREIGN EXCHANGE CONSIDERATIONS

An investment in the bonds, which are denominated in, and all payments in respect of which are to be made in, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities, which we refer to as the “home currency”, entails significant risks not associated with a similar investment in a security denominated in the home currency. These include the possibility of:

•	significant changes in rates of exchange between the home currency and the Japanese yen; and

•	the imposition or modification of foreign exchange controls with respect to the Japanese yen.

We have no control over a number of factors affecting this type of bond, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, rates of exchange for certain currencies, including the Japanese yen, have been highly volatile and this volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in the rate that may occur during the term of the bonds. Depreciation of the Japanese yen against the home currency could result in a decrease in the effective yield of the bonds below the coupon rate, and in certain circumstances, could result in a loss to you on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. You should consult your own financial and legal advisors as to the risks involved in an investment in the bonds.

INCORPORATION BY REFERENCE

The Annual Report on Form 18-K, as amended, of the Development Bank of Japan (File No. 333-11678) containing the audited financial statements of the Development Bank of Japan for the year ended March 31, 2003, as filed with the United States Securities and Exchange Commission, is hereby incorporated by reference. Copies thereof are available free of charge at the office of the Luxembourg Paying Agent (as defined below) in Luxembourg.

SUMMARY OF THE OFFERING

The following is a summary of certain information contained elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference in the accompanying prospectus. More detailed information is contained elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference in the accompanying prospectus. You should read carefully this entire prospectus supplement, the accompanying prospectus and the other documents we refer to for a complete understanding of this offering.

Issuer	Development Bank of Japan.

Securities Offered	¥75,000,000,000 principal amount of 1.60% Japanese Yen Guaranteed Bonds Due June 20, 2014.

Guarantee	Payments of principal of and interest on the bonds are unconditionally and irrevocably guaranteed by Japan.

Maturity Date	June 20, 2014

Interest Payment Dates	June 20 and December 20, commencing December 20, 2004.

Interest Rate

1.60% per year. We will pay interest on the bonds semi-annually in arrears in equal payments, except that the first payment of interest to be made on December 20, 2004 shall be in respect of the period from and including June 11, 2004 to, but excluding, December 20, 2004, and shall amount to ¥84,164 per ¥10,000,000 principal amount of the bonds. Whenever it is necessary to compute any amount of interest in respect of the bonds other than with respect to regular semi-annual payments, that interest will be calculated on the basis of the actual number of days in the period and a year of 365 days.

Ranking	The bonds will be direct unsecured obligations of the Bank and as among themselves will rank pari passu and be payable without any preference or priority.

Additional Amounts

In the event that certain taxes, as described under “Description of the Bonds and Guarantee”, are payable on the bonds, we will, subject to certain exceptions, pay such additional amounts on the bonds as will result, after deduction or withholding of such taxes, in the payment of the amounts that would have been payable on the bonds if no such deduction or withholding had been required. For further detail on the payment of these additional amounts, see “Description of the Bonds and Guarantee—Additional Amounts”.

Redemption

We may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts we are required to pay, as described under “Description of the Bonds and Guarantee—Redemption”.

Markets

We are offering the bonds for sale only in those jurisdictions in the United States, Europe and Asia other than Japan (subject to certain exceptions) where it is legal to make such offers. See “Underwriting” for a description of applicable selling restrictions.

Listing	We have applied to list the bonds on the Luxembourg Stock Exchange.

Form and Settlement

All bonds will be in registered form, without interest coupons attached. Bonds offered and sold outside the United States, referred to as the international bonds, will be represented by beneficial interests in the international global bond, which will be registered in the name of the nominee of the common depositary for, and in respect of interests held through, Euroclear and Clearstream, Luxembourg.

Bonds offered and sold within the United States, referred to as the DTC bonds, will be represented by beneficial interests in one or more DTC global bonds, which will be registered in the name of Cede & Co., as nominee for The Depositary Trust Company, which we refer to as DTC. Except as described in this prospectus supplement, beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear and Clearstream, Luxembourg, and owners of beneficial interests in the global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered holders of bonds under the fiscal agency agreement relating to the bonds. The bonds will be sold only in denominations of ¥10,000,000 and integral multiples thereof. For further information on book-entry procedures, see “Description of the Bonds and Guarantee—Form, Denominations and Registration”.

Investors electing to hold their bonds through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in the same-day funds on the settlement date.

Investors electing to hold their bonds through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Bonds will be credited to the securities custody accounts of Euroclear holders and of Clearstream, Luxembourg holders on the settlement date against payment in same-day funds. For information on secondary market trading, see “Global Clearance and Settlement—Secondary Market Trading”.

Luxembourg Paying

Agent and Transfer Agent	Bank of Tokyo-Mitsubishi (Luxembourg) S.A.

CUSIP	25159MAE7

ISIN	XS0193846325

Common Code	019384632

RECENT DEVELOPMENTS

JAPAN

INTRODUCTORY NOTE

The following tables and information update the tables and information relating to Japan found in its Annual Report on Form 18-K for the year ended March 31, 2003. The data relating to the Gross Domestic Product and National Income of Japan in the sections entitled “—The Economy” and “—Industry” have been revised and restated in their entirety because of a change in the method of calculation of the GDP, as discussed in further detail below. The remaining sections have been updated to reflect current information.

BANK OF JAPAN INTEREST RATE

On March 1, 2001, The Bank of Japan lowered its official discount rate from 0.35% to 0.25%. On September 19, 2001, The Bank of Japan further lowered its official discount rate to 0.10%.

THE ECONOMY

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 1999 through JFY 2003.

In December, 2002, Japan released revised GDP data for JFY 1990 through to JFY 2001 and in December 2003, Japan announced further revised GDP data for JFY 1980 through JFY 2002. Both revisions were due to the implementation by Japan of a new valuation method on calculating national accounts known as “93SNA”. The following data reflect the December 2003 revisions.

	JFY 1999	JFY 2000	JFY 2001(b)	JFY 2002(b)	JFY 2003(b)	Percentage of JFY 2002 GDP
	(yen amounts in billions)
Total Consumption
Private	¥286,826	¥285,993	¥285,182	¥284,650	¥284,880	56.8%
Government	81,450	84,903	86,986	87,403	86,853	17.3

	368,276	370,896	372,168	372,053	371,733	74.1
Total Gross Capital Formation
Private
Producers’ Durable Equipment	75,615	80,635	75,947	71,489	76,130	15.2
Residential Construction	20,431	20,310	18,496	17,895	17,950	3.6
Public	37,587	34,374	32,045	30,027	26,003	5.2

	133,633	135,319	126,488	119,411	120,083	24.0
Additions to Business Inventories
Private	(1,803)	683	(1,519)	39	376	0.1
Public	66	116	(44)	(16)	(76)	(0.0)

	(1,737)	799	(1,563)	23	300	0.1
Net Exports of Goods and Services	7,829	6,196	3,869	6,197	9,230	1.8

Gross Domestic Product (=GDE) Current Prices	¥508,000	¥513,209	¥500,963	¥497,683	¥501,346	100.0%

Gross Domestic Product (=GDE) Constant Prices(a)	¥520,937	¥536,806	¥530,456	¥536,549	¥553,599

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	11,142	12,198	13,716	12,518	12,846
Less: Imports of Goods and Services and Other Payments Abroad	(4,802)	(5,248)	(5,174)	(4,477)	(4,004)

	6,340	6,950	8,542	8,041	8,841

Gross National Income	¥514,340	¥520,159	¥509,505	¥505,724	¥510,187

Percentage Increases of GDP from Previous Year
At Current Prices	(0.9)%	1.0%	(2.4)%	(0.7)%	0.7%
At Constant Prices(a)	0.9	3.0	(1.2)	1.1	3.2
Deflator	(1.7)	(2.0)	(1.2)	(1.8)	(2.4)

(a)	Constant prices are based on calendar year 1995.
(b)	JFY 2001, 2002 and 2003 data are provisional.

Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for the quarters indicated below in JFY 2002 and JFY 2003.

Quarterly Gross Domestic Product (a)

	JFY 2002				JFY 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(yen amounts in billions)
Gross Domestic Product at Current Prices	¥497,471	¥500,617	¥498,164	¥495,041	¥497,659	¥499,229	¥501,867	¥505,839

Gross Domestic Product at Constant Prices(b)	¥531,645	¥537,307	¥537,972	¥539,057	¥543,581	¥547,674	¥556,947	¥564,612

Percentage Changes of GDP from Corresponding Quarter of Previous Year(c)
At Current Prices	(2.0)%	(0.4)%	0.1%	(0.5)%	0.0%	(0.3)%	0.7%	2.2%
At Constant Prices(b)	(0.9)	1.0	1.8	2.5	2.2	1.9	3.5	4.7
Deflator	(1.0)	(1.3)	(1.7)	(3.2)	(2.0)	(2.1)	(2.7)	(2.5)

(a)	All data are provisional.
(b)	Constant prices are based on calendar year 1995.
(c)	Figures from the previous year were recalculated using the new valuation method.

Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth national income for JFY 1998 through JFY 2002.

National Income

	JFY 1998	JFY 1999	JFY 2000	JFY 2001	JFY 2002
	(yen amounts in billions)
Domestic Factor Income	¥378,554	¥372,693	¥378,392	¥367,730	¥362,850
Net Income from Abroad	6,854	6,340	6,950	8,542	8,041

National Income at Current Prices	¥385,408	¥379,033	¥385,342	¥376,272	¥370,891

Percentage Changes of Income at Current Prices from Previous Fiscal Year	–3.0%	–1.7%	1.7%	–2.4%	–1.4%

Source:  Economic and Social Research Institute, Cabinet Office.

INDUSTRY

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for the following calendar years indicated. These figures have been revised to reflect the new method for calculating GDP, as discussed above.

GDP by Industrial Sectors (at current prices)

	1998	1999	2000	2001	2002
Industry
Agriculture, Forestry and Fisheries	1.6%	1.5%	1.4%	1.3%	1.3%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	22.0	21.9	21.9	20.8	20.5
Construction	7.7	7.6	7.4	7.2	6.9
Electric Power Generation, Gas and Water	2.8	2.8	2.8	2.9	2.8
Wholesale and Retail Trade	15.0	14.4	13.7	13.7	13.7
Finance and Insurance	5.7	6.0	6.1	6.6	6.8
Real Estate	12.5	12.8	13.0	13.3	13.7
Transportation and Communication	6.7	6.5	6.4	6.5	6.3
Services	19.4	19.9	20.3	20.5	20.8

Total	93.7	93.5	93.1	92.9	93.1
Public Services
Electric Power Generation, Gas and Water	0.8	0.9	0.9	1.0	1.0
Services	2.6	2.7	2.7	2.7	2.7
Public Administration	4.9	5.1	5.1	5.3	5.5

Total	8.4	8.6	8.7	9.0	9.2
Non-Profit Services	2.0	2.0	1.8	1.9	2.0

Total	104.0%	104.1%	103.6%	103.7%	104.3%

Source:  Economic and Social Research Institute, Cabinet Office.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

The following tables set forth information relating to foreign trade, and exports and imports, for the calendar years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

	Foreign Trade of Japan
	Value Index(a)		Quantum Index(a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
1999	92.1	86.1	91.4	90.1	100.7	95.6	105.4
2000	100.0	100.0	100.0	100.0	100.0	100.0	100.0
2001	94.8	103.6	90.5	98.0	104.7	105.7	99.1
2002	100.9	103.1	97.7	100.0	103.2	103.2	100.1
2003	105.6	108.4	102.5	107.1	103.0	101.2	101.8

(a)	Calendar year 2000=100.
(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.
Source: Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	1999		2000		2001		2002		2003
	(yen amounts in billions)
Japan’s Exports
Asia	¥17,694	37.2%	¥21,254	41.1%	¥19,732	40.3%	¥22,439	43.1%	¥25,318	46.4%
China.	2,657	5.6	3,274	6.3	3,764	7.7	4,980	9.6	6,635	12.2
(Asian NIES)	10,244	21.5	12,356	23.9	10,626	21.7	11,805	22.7	12,803	23.5
(ASEAN)	6,170	13.0	7,381	14.3	6,592	13.5	6,970	13.4	7,080	13.0
Oceania	1,206	2.5	1,110	2.1	1,131	2.3	1,278	2.5	1,416	2.6
Australia	962	2.0	924	1.8	933	1.9	1,039	2.0	1,147	2.1
North America	15,394	32.4	16,162	31.3	15,509	31.7	15,791	30.3	14,267	26.2
U.S.A.	14,605	30.7	15,356	29.7	14,711	30.0	14,873	28.5	13,412	24.6
Canada	789	1.7	806	1.6	797	1.6	918	1.8	855	1.6
Central and South America	2,216	4.7	2,265	4.4	2,168	4.4	2,036	3.9	1,930	3.5
Western Europe	9,068	19.1	9,000	17.4	8,326	17.0	8,164	15.7	8,929	16.4
EU	8,462	17.8	8,432	16.3	7,810	15.9	7,663	14.7	8,351	15.3
Central and Eastern Europe, Russia etc.	230	0.5	271	0.5	297	0.6	364	0.7	554	1.0
Russia	55	0.1	61	0.1	87	0.2	118	0.2	204	0.4
Middle East	1,113	2.3	1,047	2.0	1,277	2.6	1,423	2.7	1,489	2.7
Africa	626	1.3	544	1.1	538	1.1	614	1.2	645	1.2

Total	¥47,548	100.0%	¥51,654	100.0%	¥48,979	100.0%	¥52,109	100.0%	¥54,548	100.0%

Japan’s Imports
Asia	¥13,970	39.6%	¥17,063	41.7%	¥17,987	42.4%	¥18,358	43.5%	¥19,727	44.5%
China	4,875	13.8	5,941	14.5	7,027	16.6	7,728	18.3	8,731	19.7
(Asia NIES)	4,102	11.6	5,008	12.2	4,642	10.9	4,440	10.5	4,512	10.2
(ASEAN)	5,259	14.9	6,424	15.7	6,604	15.6	6,465	15.3	6,780	15.3
Oceania	1,767	5.0	1,929	4.7	2,090	4.9	2,074	4.9	2,068	4.7
Australia	1,457	4.1	1,596	3.9	1,756	4.1	1,753	4.2	1,744	3.9
North America	8,551	24.2	8,728	21.3	8,622	20.3	8,140	19.3	7,704	17.4
U.S.A.	7,640	21.7	7,779	19.0	7,671	18.1	7,237	17.1	6,825	15.4
Canada	900	2.6	938	2.3	941	2.2	895	2.1	871	2.0
Central and South America	1,101	3.1	1,183	2.9	1,178	2.8	1,198	2.8	1,210	2.7
Western Europe	5,436	15.4	5,567	13.6	5,981	14.1	6,081	14.4	6,322	14.3
EU	4,862	13.8	5,043	12.3	5,412	12.8	5,482	13.0	5,670	12.8
Central and Eastern Europe, Russia etc.	527	1.5	624	1.5	623	1.5	570	1.3	653	1.5
Russia	429	1.2	494	1.2	468	1.1	410	1.0	490	1.1
Middle East	3,450	9.8	5,310	13.0	5,384	12.7	5,095	12.1	5,928	13.4
Africa	465	1.3	535	1.3	551	1.3	710	1.7	749	1.7

Total	¥35,268	100.0%	¥40,938	100.0%	¥42,416	100.0%	¥42,228	100.0%	¥44,362	100.0

Source: Japan Tariff Association, Ministry of Finance.

Balance of Payments

The following table indicates Japan’s balance of payments for the years 1999 through 2003.

Balance of Payments of Japan

	1999	2000	2001	2002	2003
	(in billions)
Current Account	¥13,052	¥12,876	¥10,652	¥14,140	¥15,767
Balance on Goods and Services	7,865	7,430	3,212	6,469	8,355
Trade Balance	14,016	12,563	8,527	11,733	12,260
Exports (f.o.b.)	45,795	49,526	46,584	49,480	57,934
Imports (f.o.b.)	31,779	36,962	38,056	37,746	39,675
Services	(6,151)	(5,134)	(5,315)	(5,264)	(3,904)
Income	6,574	6,505	8,401	8,267	8,281
Current Transfers	(1,387)	(1,060)	(960)	(596)	(870)
Capital and Financial Account(a)	(6,274)	(9,423)	(6,173)	(8,478)	7,734

Balance on Financial Account	(4,366)	(8,429)	(5,826)	(8,056)	8,201
Assets	21,331	(1,452)	343	322	1,280
Liabilities	(25,697)	(6,977)	(6,169)	(8,378)	6,921
Capital Account	(1,909)	(995)	(346)	(422)	(467)
Changes in Reserve Assets	(8,796)	(5,261)	(4,936)	(5,797)	(21,529)
Errors and Omissions	2,018	1,809	457	135	(1,972)

(a)	Numbers in parentheses indicate outflows of capital resulting from either increases in assets or decreases in liabilities.
Source: Bank of Japan, Balance of Payments Monthly.

Official Foreign Exchange Reserves

The following table shows the breakdown of Japan’s official foreign exchange reserves as of the end of the years indicated.

Official Foreign Exchange Reserves (a)

As of December 31,	Gold	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions)
1999	$1,164	$277,708	$6,552	$2,656	$288,080
2000	6,737	347,212	5,253	2,436	361,638
2001	6,803	387,727	5,051	2,378	401,959
2002	8,542	451,458	7,203	2,525	469,728
2003	10,241	652,790	7,733	2,765	673,529

(a)	The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between The Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.
(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect market values. The Special Drawing Right (SDR) is an international reserve asset, to supplement IMF members’ existing reserve assets (official holdings of gold, foreign exchange, and reserve positions in the IMF). The SDR is valued on the basis of a basket of key national currencies (USD, EUR, GBP and JPY) and serves as the unit of account of the IMF and a number of other international organisation.

Source: Ministry of Finance, International Reserves/Foreign Currency Liquidity.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar in the Tokyo foreign exchange market for the years indicated.

	1999	2000	2001	2002	2003
Average (Central Rate)	¥113.94	¥107.78	¥121.58	¥125.14	¥115.94
High	124.75	114.98	132.08	135.04	121.48
Low	101.35	101.46	113.57	115.63	106.93

Source: Bank of Japan, Foreign Exchange.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2000 through JFY 2003, and the budgets for JFY 2004.

Summary of Consolidated General and Special Accounts

	JFY 2000	JFY 2001	JFY 2002	JFY 2003 (Provisional results as of December 31, 2003)	JFY 2004 Budget (Initial)
	(in billions)
Revenues
Total Revenues, General Account	¥93,361	¥86,903	¥87,289	¥85,204	¥82,111
Total Revenues, Special Accounts	341,146	396,224	399,746	390,018	407,621
Expenditures
Total Expenditures, General Account	¥89,321	¥84,811	¥83,674	¥85,158	¥82,111
Total Expenditures, Special Accounts	305,776	363,337	373,898	366,697	¥387,410

Source: Ministry of Finance, Budget.

General Account

	JFY 2000	JFY 2001	JFY 2002		JFY 2003 Budget (Revised)(c)	JFY 2004 (Initial budget)
	(in billions)
Revenues
Taxes and Stamp Revenues	¥50,712	¥47,948	¥43,833		¥41,786	¥41,747
Receipts from Surplus Recorded in the Preceding Fiscal Year	5,339	4,040	2,092		387	0
Public Bonds	33,004	30,000	34,968		36,445	36,590
Miscellaneous Revenues	4,306	4,915	6,396		3,321	3,774

Total Revenues	¥93,361	¥86,903	¥87,289		¥81,940	¥82,111

Expenditures
Local Allocation Tax Grants, etc.	¥15,829	¥16,706	¥16,479		¥17,399	¥16,493
National Debt Service	21,446	15,829	15,600		16,082	17,569
Social Security	17,636	19,291	19,633		19,684	19,797
Public Works	11,910	10,820	9,162		8,301	7,816
Education and Science	6,872	6,677	6,731		6,314	6,133
National Defense	4,907	4,969	4,920		4,903	4,903
Government Employee Pensions and Others	1,418	1,350	1,282		1,203	1,132
Economic Assistance	1,012	961	838		944	769
Major Foodstuff Measures	247	738	735		746	675
Energy Measures	677	632	563		553	506
Small and Medium-sized Businesses	933	425	628		245	174
Transfer to the Industrial Investment Special Account	159	664	2,034		164	99
Financial aid upon repayment of public investments in connection with the Structural Reform	—	—	—		—	417
Miscellaneous	6,276	5,749	5,070		5,153	5,278
Contingencies	0	0	0		250	350
Other Expenditures	0	0	1	(b)	0	0

Total Expenditures	¥89,321	¥84,811	¥83,674		¥81,940	¥82,111

Surplus of Revenues over Expenditures	¥4,040	¥2,092	¥3,615		¥—	¥—

(a)	JFY 1999 data include a reversal of funds to make up for deficits incurred in connection with the JFY 1997 closing of accounts.
(b)	The JFY 2002 data include a reversal of funds to make up for deficits incurred in connection with the JFY 2001 settlement of accounts.
(c)	As of the date of this prospectus supplement, the provisional results for JFY 2003 General Accounts are not available.

Source: Ministry of Finance, Budget.

Special Accounts

	JFY 2000		JFY 2001		JFY 2002		JFY 2003 (Provisional results as of Dec. 31, 2003)		JFY 2004 (Initial budget)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Trust Fund Bureau(a)	¥16,406	¥12,879	—	—	—	—	—	—	—	—
Fiscal Loan Program Fund(b)	—	—	¥58,453	¥55,544	¥45,027	¥41,418	¥53,631	¥49,966	¥62,533	¥59,284
Government Bonds Consolidation Fund	126,742	113,230	138,538	124,337	154,193	142,293	170,622	155,860	183,101	169,101
Foreign Exchange Fund	2,349	116	2,189	15	1,901	166	1,681	249	1,816	932
Local Allocation and Local Transfer Tax	54,995	53,999	61,005	60,273	64,573	63,889	67,408	66,784	68,566	68,385
Measures for Petroleum and the Advancement of Energy Demand and Supply Structure	1,097	550	1,114	621	1,013	474	1,957	1,666	2,035	1,987
National Schools(c)	3,157	2,872	2,974	2,854	3,293	2,985	3,035	3,027	—	—
Welfare Insurances	40,198	38,241	39,772	39,391	40,352	40,510	42,446	42,110	44,326	42,941
Seamen’s Insurances	84	87	83	86	75	79	78	78	72	72
National Hospital(c)	1,148	1,087	1,078	1,059	1,034	993	1,014	1,014	—	—
National Advanced Medical Center	—	—	—	—	—	—	—	—	145	145
National Pensions	23,093	21,709	23,354	22,063	22,069	20,729	22,946	22,143	22,895	22,876
Foodstuff Control	4,148	4,135	4,092	4,083	3,969	3,960	3,796	3,796	3,639	3,639
Agricultural Mutual Aid Reinsurance	119	60	114	47	115	52	171	147	105	95
National Forest Service	513	505	505	500	522	512	567	570	514	514
National Land Improvement	658	636	620	603	611	578	656	632	509	509
Trade Reinsurance	139	40	192	37	242	79	266	147	230	158
Compensation Reinsurance for Motor Vehicle Damages	2,861	584	2,967	573	868	761	895	773	597	529
Harbor Improvement	605	555	552	510	508	482	502	497	382	382
Airport Improvement	525	475	559	528	516	479	516	510	472	472
Postal Service(d)	7,170	7,172	6,976	6,985	6,752	6,741	—	—	—	—
Postal Savings(d)	17,178	16,509	12,136	10,930	13,100	10,391	—	—	—	—
Postal Life Insurances(d)	19,247	14,021	19,030	15,087	18,218	18,218	—	—	—	—
Labor Insurance	8,319	7,662	8,848	8,294	8,870	8,100	8,353	7,694	8,156	7,951
Road Construction and Improvement	5,778	5,146	5,933	5,041	5,642	4,849	5,503	5,480	4,177	4,177
Others	4,617	3,504	5,110	3,876	6,280	5,159	3,976	3,554	3,352	3,260

Total Revenues and Expenditures(e)	¥341,146	¥305,776	¥396,224	¥363,337	¥399,746	¥373,898	¥390,018	¥366,697	¥407,621	¥387,410

(a)	The Trust Fund Bureau was eliminated in JFY 2001.
(b)	The Fiscal Loan Program Fund was established in JFY 2001.
(c)	Accounts abolished, after April 1, 2004
(d)	Removed from the national budget as the postal services were reorganized into a public corporation effective April 1, 2003.
(e)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.
Source: Ministry of Finance, Budget.

Government Affiliated Agencies

	JFY 2000		JFY 2001		JFY 2002		JFY 2003 Budget (Revised)(a)		JFY 2004 Budget (Initial)
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥7,019	¥6,988	¥6,584	¥6,628	¥5,864	¥5,997	¥6,105	¥6,108	¥5,487	¥5,265

(a)	As of the date of the prospectus supplement, the JFY 2003 provisional results are not available.
Source: Ministry of Finance, Budget.

DEVELOPMENT BANK OF JAPAN

The Development Bank of Japan was established as a governmental financial institution based on the Development Bank of Japan Law (the “DBJ Law”) on October 1, 1999, upon the merger of The Japan Development Bank and the Hokkaido-Tohoku Development Finance Public Corporation. The Bank’s name and basic mission are provided by the DBJ Law.

The bank has 10 branches at Hokkaido, Tohoku, Niigata, Hokuriku, Tokai, Kansai, Chugoku, Shikoku, Kyusyu, and Minami-kyusyu, 8 domestic representative offices in Hakodate, Kushiro, Aomori, Toyama, Matsue, Okayama, Matsuyama, and Oita, and 6 overseas representative offices in Washington, New York, Los Angeles, London, Frankfurt, and Singapore. The Bank does not have any subsidiaries.

The DBJ Law provides that the Bank’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, the Bank provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by ordinary financial institutions.

The Bank’s capital is wholly owned by the Japanese Government, and the Bank is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory power over the Bank and determines, with the approval of the Diet, the amount of government funds to be loaned to the Bank for its lending activities. The Bank’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and Auditors of the Bank are appointed by the Minister of Finance.

CAPITALIZATION

The following table shows our capitalization in accordance with the DBJ Law and regulations thereunder as of September 30, 2003 and as adjusted solely to give effect to the issuance of the bonds being offered hereby. Other than as described below, there has been no material change in our capitalization since September 30, 2003.

	Actual	As Adjusted
	(in millions)
Long-term borrowings:
Long-term borrowings from Government	¥11,826,217	¥11,826,217
Total bonds and notes(1)	1,674,301	1,749,301
Total received funds	26,445	26,445

Total long-term borrowings(1)(2)	13,526,963	13,601,963
Capital and statutory reserve:
Capital(3)	1,182,286	1,182,286
Statutory reserve	1,029,821	1,029,821

Total capital and statutory reserve	2,212,107	2,212,107

Total capitalization(1)	¥15,739,070	¥15,814,070

(1)	Excluding the bonds offered hereby, the Bank has issued an aggregate of ¥210,000 million in bonds since September 30, 2003, including non-guaranteed bonds in the aggregate principal amount of ¥180,000 million and government-guaranteed bonds in the aggregate principal amount of ¥30,000 million.
(2)	Includes current maturities.
(3)	The Bank’s capital is not represented by shares. As of the date of this prospectus supplement, the Bank’s capital was ¥1,194,286 million.
(4)	The Bank does not have any short-term borrowings.

SOURCES OF FUNDS

The Bank derives its funds for lending operations from a variety of sources, including borrowings from the Japanese government, issuing government guaranteed and non-guaranteed debt securities, repayments of loans and internal sources. For further information regarding the Bank’s sources of funds, you should refer to the Bank’s Annual Report on Form 18-K for the fiscal year ended March 31, 2003. The following table sets forth information regarding the Bank’s expected sources of funds as originally budgeted for the fiscal year ended March 31, 2004 and for the fiscal year ending March 31, 2005.

	Year ended/ending March 31,
	2004	2005
	(yen amounts in billions)
Borrowings from the Government	¥603	¥577
Government-Guaranteed Domestic Bonds	100	60
Government-Guaranteed International Bonds	190	190
Funds from Industrial Investment Special Account	12	48
Non-Guaranteed Bonds	240	240
Others	33	63

Total	¥1,178	¥1,178

CAPITAL RATIOS

As of September 30, 2003, the Bank’s Tier 1 capital ratio was 10.50% and its total capital ratio was 11.75%, both as measured pursuant to the standards established by Japan’s Ministry of Finance and Financial Services Agency, which are based on the standards proposed by the Bank for International Settlements.

OPERATIONS

The total amount of the Bank’s outstanding loans and investments was ¥15,217 billion as of September 30, 2003, as compared to ¥16,067 billion as of September 30, 2002. The Bank’s new loans and investments amounted to ¥496 billion for the six months ended September 30, 2003. Based on the Japanese Government’s initial budget for the fiscal year ending March 31, 2005, the Bank expects its new loans and investments to be ¥1,178 billion for the year ending March 31, 2005.

Under both the Banking Law and the Financial Revitalization Law, the Bank’s total non-performing loans amounted to ¥546 billion as of September 30, 2003, as compared to ¥647 billion as of September 30, 2002. See “Business—Non-performing Loans” in the Annual Report on Form 18-K for the year ended March 31, 2003 for a further discussion of the differences in the accounting treatment of non-performing loans between the Banking Law and Financial Revitalization Law.

SUMMARY FINANCIAL INFORMATION

The following summary financial information as of and for the years ended March 31, 2002 and 2003 and the six months ended September 30, 2002 and 2003 should be read in conjunction with the financial statements and notes thereto included in our Annual Report on Form 18-K for the year ended March 31, 2003 incorporated by reference in the accompanying prospectus.

The non-consolidated statement of earnings data for the years ended March 31, 2002 and 2003, and the non-consolidated balance sheet data as of March 31, 2002 and 2003, that are identified as statutory financial data are derived from the financial statements prepared by us in accordance with the DBJ Law and regulations thereunder. These financial statements have been audited by our auditors, who are appointed by the Minister of Finance, and are included in Exhibit 1 to our Annual Report on Form 18-K, which is incorporated into the accompanying prospectus by reference. The non-consolidated statement of earnings data for the six months ended September 30, 2002 and 2003 and the non-consolidated balance sheet data as of September 30, 2002 and 2003 have been derived from our financial statements prepared by us in accordance with the DBJ Law and regulations thereunder, which have been audited by our auditors and submitted to the Minister of Finance but are not included in our Annual Report on Form 18-K, the accompanying prospectus or this prospectus supplement.

The non-consolidated statement of operations data for the years ended March 31, 2002 and 2003, and the non-consolidated balance sheet data as of March 31, 2002 and 2003, that are identified as being in accordance with Japanese GAAP, are derived from our non-consolidated financial statements prepared in accordance with generally accepted accounting standards, procedures and practices for Japanese private corporations (“Japanese GAAP”). These financial statements have been audited by ChuoAoyama Audit Corporation, independent accountants, and, together with our consolidated financial statements in accordance with Japanese GAAP, are included in Exhibit 4 to our Annual Report on Form 18-K. The non-consolidated statement of operations data for the six months ended September 30, 2002 and 2003 and the non-consolidated balance sheet data as of September 30, 2002 and 2003 have been derived from our unaudited non-consolidated financial statements, which are not included in our Annual Report on Form 18-K, the accompanying prospectus or this prospectus supplement. We present below our non-consolidated, rather than consolidated, financial statement data in accordance with Japanese GAAP because we did not prepare our consolidated financial statements prior to the fiscal year ended March 31, 2003, and therefore a meaningful comparison between the most recent fiscal year and prior fiscal years on a consolidated basis is not possible. As of the date of this prospectus supplement, we believe that the differences between our consolidated and non-consolidated financial statements are not material.

The principal differences in accounting practice between the two sets of financial statements include differences in the accounting for allowance in relation to loans and equity investments, allowance for employee retirement benefits and financial instruments. For a further discussion, see “Financial Statements of the Development Bank of Japan and Auditors” in the Annual Report on Form 18-K for the year ended March 31, 2003.

STATUTORY FINANCIAL DATA

Non-consolidated Statements of Earnings

	Year ended March 31,		Six months ended September 30,
	2002	2003	2002	2003
	(in millions)
Interest income:
Interest on Loans	¥617,721	¥541,247	¥268,627	¥239,246
Income on Securities	2,332	2,074	1,045	937
Other Interest Income	242	243	237	225

	620,295	543,566	269,910	240,410
Interest Expenses:
Interest on Bonds and Notes	42,249	36,208	17,839	18,153
Interest on Borrowings	481,861	403,011	199,747	167,696

	524,110	439,219	217,586	185,850

Net Interest Income	96,185	104,346	52,323	54,559

Other Income
Fees and Commissions	3,658	1,705	685	937
Others	338	1,874	253	1,582

	3,996	3,580	939	2,519

Administrative and Other Expenses:
Salaries and related expenses	18,017	17,386	8,706	8,754
Other administrative expenses	10,504	10,451	5,032	4,343
Depreciation	1,196	1,119	557	485
Fees and Commissions	42	28	15	10
Write-off of Bad Loans and Equity Investments	26,009	58,612	9,211	13,706
Others	2,615	4,939	1,394	2,354

	58,386	92,539	24,917	29,655

Earnings before Provision for Loan Losses	41,796	15,387	28,345	27,423
Provision for Loan Losses	2,947	3,041	1,928	1,488

Net Earnings	¥44,743	¥18,429	¥30,724	¥28,912

Appropriation of Net Earnings:
Statutory reserve	44,743	18,429	¥30,724	¥28,912
Payment to National Treasury	—	—	—	—

Total Appropriation of Net Earnings	¥44,743	¥18,429	¥30,724	¥28,912

Non-consolidated Balance Sheets

	As of March 31,		As of September 30,
	2002	2003	2002	2003
	(in millions)
ASSETS:
Cash and Due from Banks	¥113,549	¥38,209	¥46,604	¥23,992
Securities	283,317	475,734	309,648	271,012
Loans	16,803,973	15,790,022	16,161,174	15,293,847
Less—Allowance for Loan Losses	(50,411)	(47,370)	(48,483)	(45,881)

	16,753,561	15,742,652	16,112,691	15,247,966
Equity Investments	176,694	197,597	179,242	204,619
Premises and Equipment	57,831	57,317	57,590	56,606
Less—Accumulated depreciation	(18,375)	(18,777)	(18,715)	(18,904)

	39,455	38,539	38,874	37,701
Accrued Income Receivable	88,124	75,241	81,491	73,062
Other Assets	1,326	786	2,287	1,629
Unamortized Discount on Bonds and Notes	1,810	1,876	1,853	2,243
Customer’s Liability for Acceptances and Guarantees	78,103	87,715	93,581	97,051

TOTAL ASSETS	¥17,535,943	¥16,658,353	¥16,866,276	¥15,959,278

LIABILITIES, CAPITAL AND STATUTORY RESERVE:
Liabilities:
Bonds and Notes	¥1,343,100	¥1,596,630	¥1,389,631	¥1,674,301
Long-term Borrowings	13,856,028	12,664,024	13,093,905	11,852,661
Accrued Expenses Payable	77,472	64,536	80,877	65,754
Other Liabilities	76,474	62,252	73,241	57,403
Acceptance and Guarantees	78,103	87,715	93,581	97,051

TOTAL LIABILITIES	15,431,178	14,475,158	14,731,237	13,747,172

Capital and Statutory Reserve:
Capital	1,122,286	1,182,286	1,122,286	1,182,286
Statutory Reserve	982,478	1,000,908	1,012,752	1,029,820

TOTAL CAPITAL AND STATUTORY RESERVE	2,104,764	2,183,194	2,135,038	2,212,106

TOTAL LIABILITIES, CAPITAL AND STATUTORY RESERVE	¥17,535,943	¥16,658,353	¥16,866,276	¥15,959,278

JAPANESE GAAP FINANCIAL DATA

Audited Non-consolidated Statements of Operations

	Year ended March 31,
	2002	2003
	(in millions)
Revenues
Interest Income	¥619,614	¥543,179
Interest on Loans	616,955	540,870
Interest and Dividends on Securities	2,622	2,297
Interest on Reverse Repurchase Agreements	23	7
Interest on Due from banks	12	4
Other Interest Income	0	0
Fees and Commissions	3,506	1,659
Other Operating Income	—	1,020
Other Ordinary Income	188	214
Collection of Written-off Claims	846	470
Gains on Sales of Premises and Equipment	69	246

Total Revenues	¥624,225	¥546,791

Expenses
Interest Expense	¥524,525	¥439,932
Interest on Bonds and Notes	40,675	33,562
Amortization of Discounts on Bonds and Notes	414	354
Interest on Borrowings	479,130	397,690
Interest on Swaps (net)	4,304	8,136
Other Interest Expense	—	8
Fees and Commissions	46	48
Other Operating Expenses	1,143	1,977
General and Administrative Expenses	33,620	31,653
Other Ordinary Expenses	125,759	151,789
Losses on Sales of Premises and Equipment	108	264

Total Expenses	¥685,204	¥625,665

Net Earnings (Loss)	¥(60,978)	¥(78,874)

Audited Non-consolidated Balance Sheets

	As of March 31,
	2002	2003
	(in millions)
Assets
Cash and Due from Banks	¥113,629	¥39,778
Reverse Repurchase Agreements	14,998	192,880
Money Held in Trust	—	1,969
Securities	431,041	439,073
Loans	16,738,488	15,713,160
Other Assets	244,797	320,402
Premises and Equipment	39,810	38,862
Deferred Charges on Bonds and Notes	1,706	1,808
Customers’ Liabilities for Acceptances and Guarantees	78,103	87,715
Allowance for Loan Losses	(410,519)	(474,603)
Allowance for Investment Losses	(1,826)	(11,237)

Total Assets	¥17,250,231	¥16,349,810

Liabilities and Equity

Liabilities
Bonds and Notes	¥1,343,100	¥1,596,630
Borrowings	13,856,028	12,664,024
Other Liabilities	315,035	357,808
Allowance for Bonus Payments	—	1,775
Allowance for Employee Retirement Benefits	29,516	32,888
Acceptances and Guarantees	78,103	87,715

Total Liabilities	¥15,621,784	¥14,740,842

Equity
Capital	¥1,122,286	¥1,182,286
Retained Earnings	505,291	426,417
Statutory Reserve	937,734	982,478
Accumulated Deficit	(432,443)	(556,061)
Net Unrealized Gain on Available-for-sale Securities	869	264

Total Equity	¥1,628,446	¥16,608,968

Total Liabilities and Equity	¥17,250,231	¥16,349,810

JAPANESE GAAP FINANCIAL DATA

Interim Non-consolidated Statements of Operations

	Six months ended September 30,
	2002	2003
	(in millions)
Revenues
Interest Income	¥269,831	¥239,960
Interest on Loans	268,552	238,818
Interest and Dividends on Securities	1,271	1,131
Other Interest Income	8	11
Fees and Commissions	674	932
Other Operating Income	0	15
Other Ordinary Income	105	152
Special Gains	99	29,733

Total Revenues	¥270,710	¥270,793

Expenses
Interest Expense	¥218,152	¥186,834
Interest on Bonds and Notes	16,846	15,962
Amortization of Discounts on Bonds and Notes	179	160
Interest on Borrowings	197,499	164,539
Other Interest Expense	3,628	6,173
Fees and Commissions	17	12
Other Operating Expenses	698	944
General and Administrative Expenses	14,196	13,652
Other Ordinary Expenses	28,574	5,825
Special Losses	10	169

Total Expenses	¥261,649	¥207,439

Net Earnings (Loss)	¥9,060	¥63,354

Interim Non-consolidated Balance Sheets

	As of September 30,
	2002	2003
	(in millions)
Assets
Cash and Due from Banks	¥46,694	¥24,095
Reverse Repurchase Agreements	31,990	68,966
Money Held in Trust	459	1,964
Securities	440,708	358,997
Loans	16,067,012	15,216,889
Other Assets	268,042	275,130
Premises and Equipment	39,209	37,892
Deferred Charges on Bonds and Notes	1,764	2,182
Customers’ Liabilities for Acceptances and Guarantees	93,581	97,051
Allowance for Loan Losses	(393,353)	(428,447)
Allowance for Investment Losses	(9,073)	(12,723)

Total Assets	¥16,587,036	¥15,641,999

Liabilities and Equity

Liabilities
Bonds and Notes	¥1,389,631	¥1,674,301
Borrowings	13,093,905	11,852,661
Other Liabilities	341,171	310,477
Allowance for Bonus Payments	1,772	1,981
Allowance for Employee Retirement Benefits	29,773	33,006
Acceptances and Guarantees	93,581	97,051

Total Liabilities	¥14,949,836	¥13,969,479

Equity
Capital	¥1,122,286	¥1,182,286
Retained Earnings	514,352	489,772
Statutory Reserve	982,478	1,000,908
Accumulated Deficit	(468,126)	(511,135)
Net Unrealized Gain on Available-for-sale Securities	562	461

Total Equity	¥1,637,200	¥1,672,519

Total Liabilities and Equity	¥16,587,036	¥15,641,999

USE OF PROCEEDS

We will use the net proceeds of the issue of the bonds, which we estimate will be approximately ¥74,596,405,000 for our general financing purposes.

DESCRIPTION OF THE BONDS AND GUARANTEE

The following terms of the bonds and the guarantee of Japan supplement the description of the general terms of our debt securities under “Description of Debt Securities and Guarantee” in the accompanying prospectus. For more information, you should refer to the fiscal agency agreement relating to the bonds, a copy of the form of which is filed as an exhibit to Registration Statement No. 333-11678 and a copy of the final form of which is to be filed as an exhibit to an amendment to our Annual Report on Form 18-K to be filed on or about June 4, 2004.

General

The bonds will be issued pursuant to a fiscal agency agreement, dated as of June 4, 2004, among us, Japan and The Bank of Tokyo-Mitsubishi, Ltd., London Branch, as fiscal agent. The aggregate principal amount of the bonds will be ¥75,000,000,000, and the bonds will mature at par on June 20, 2014.

The bonds will bear interest at the rate per year shown on the front cover of this prospectus supplement, payable in equal semi-annual installments, except that the first payment of interest to be made on December 20, 2004 shall be in respect of the period from and including June 11, 2004 to, but excluding, December 20, 2004, and shall amount to ¥84,164 per ¥10,000,000 principal amount of the bonds. The interest payment dates are June 20 and December 20, commencing December 20, 2004. Interest will be payable to the person in whose name the bond is registered at the close of business on the first calendar day of the month in which the interest payment occurs. Whenever it is necessary to compute any amount of accrued interest with respect to the bonds for a period of less than one full year, other than with respect to regular semi-annual interest payments, that interest will be calculated on the basis of the actual number of days in the period and a year of 365 days.

If a date for payment of principal or interest on the bonds falls on a day that is not a business day, the related payment of principal, premium, if any, or interest may be made on the next succeeding business day as if made on the date the payment was due and no interest will accrue in respect of such delay. For purposes of this paragraph, “business day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) the City of New York, London and Tokyo.

Other than as described below under “—Redemption”, we may not redeem the bonds prior to maturity. The bonds will not be subject to a sinking fund.

Japan will unconditionally and irrevocably guarantee the payment of principal of and interest on the bonds.

The bonds will be direct unsecured obligations of the Bank and as among themselves will rank pari passu and be payable without any preference or priority.

Additional terms of the bonds and the guarantee of Japan are described in the accompanying prospectus under “Description of the Debt Securities and Guarantee”.

The Bank of Tokyo-Mitsubishi, Ltd., London Branch, has its principal corporate office at 12-15 Finsbury Circus, London EC2M 7BT. Under the fiscal agency agreement, the fiscal agent will act in part through its U.S. representative, Bank of Tokyo-Mitsubishi Trust Company, which has an office at 1251 Avenue of the Americas, New York, N.Y. 10020. In acting as the fiscal agent for the bonds, Bank of Tokyo-Mitsubishi, Ltd., London Branch (or its U.S. representative, as applicable), is the agent of the Bank and Japan, is not a trustee or agent for the holders of the bonds and does not have the same responsibilities or duties to act for such holders as would a trustee or agent.

Additional Amounts

We will pay all amounts that we are required to pay on the bonds without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any taxing authority in Japan, unless the withholding or deduction of taxes is required by law. In that event, we will pay such additional amounts that are necessary so that the net amounts received by any beneficial owner of the bonds after such withholding or deduction will equal the amounts that would have been receivable in the absence of such withholding or deduction.

We will not, however, be obligated to pay any additional amounts:

•	to, or to a third party on behalf of, any beneficial owner of a bond that is a non-resident of Japan or a non-Japanese corporation and is liable for such taxes by reason of such beneficial owner’s having some connection with Japan other than the mere holding of, or the enforcement of its right under, the bond; or

•	to, or to a third party on behalf of, any beneficial owner of a bond that would otherwise be exempt from any such withholding or deduction but that fails to provide, or have provided, to the fiscal agent, with certain information necessary to establish an exemption from withholding or deduction, as provided in the fiscal agency agreement; or

•	to, or to a third party on behalf of, any beneficial owner of a bond that is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, except for

•	a “Designated Financial Institution” that complies with the requirement to provide the exemption information or to submit a “Claim for Exemption” and

•	a resident of Japan or a Japanese corporation that duly notifies the fiscal agent of its status as exempt from taxes to be withheld or deducted by reason of such resident or Japanese corporation receiving interest on the bond through a payment handling agent in Japan appointed by it; or

•	more than 30 days after the Relevant Date, except to the extent that any beneficial owner of a bond would have been entitled to additional amounts for payment at the expiration of such 30-day period. By “Relevant Date” we mean the date on which such payment first becomes due, except that, if the amount of the moneys payable has not been received by the fiscal agent on or prior to that due date, “Relevant Date” means the date, after the full amount of such moneys are received, on which notice is duly published as described below under “—Redemption”; or

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26 to 27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	to, or to a third party on behalf of, a beneficial owner of this bond who would have been able to avoid such withholding or deduction by presenting the relevant bond to another paying agent in a Member State of the European Union.

Where a bond is held through a participant of an international clearing organization or a financial intermediary, each of which we refer to as a “participant”, in order to receive payments free of withholding or deduction for, or on account of, any taxes, if the beneficial owner of the bond is

•	a non-resident of Japan or a non-Japanese corporation or

•	a Japanese financial institution falling under certain categories prescribed by the Special Taxation Measures Law (Law No. 26 of 1957, as amended), and the cabinet order (No. 43 of March 31, 1957, as amended), which we refer to as a “designated financial institution”, that beneficial owner must, at the time it entrusts a participant with the custody of the bond, provide certain “exemption information” prescribed by the law to enable the participant to establish that the beneficial owner is exempted from the requirement for taxes to be withheld or deducted and advise the participant if that beneficial owner ceases to be exempted.

Where a bond is not held by a participant, in order to receive payments free of withholding or deduction for, or on account of, any taxes, if the beneficial owner is

•	a non-resident of Japan or a non-Japanese corporation or

•	a designated financial institution,

that beneficial owner must, prior to each time it receives interest, submit to the fiscal agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho), which we refer to as a “claim for exemption”, in the form obtainable from the fiscal agent. The claim for exemption must state, among other things,

•	the name and address of the beneficial owner,

•	the title of the bond,

•	the relevant interest payment date,

•	the amount of interest and

•	the fact that the beneficial owner is qualified to submit the claim for exemption, together with the documentary evidence showing that the beneficial owner is a non-resident of Japan or a non-Japanese corporation or a designated financial institution.

Redemption

We may redeem all, but not less than all, of the bonds if:

•	there is any change in or amendment to the laws or treaties, or any regulations or rulings promulgated under the laws or treaties, of Japan or any political subdivision or taxing authority of Japan or

•	there is any change in official position regarding the application or interpretation of these laws, treaties, regulations or rulings, including a holding, judgment or order by a court of competent jurisdiction, which change, amendment, application or interpretation becomes effective on or after the date we issued the bonds and causes us to pay any additional amounts, as described above under “—Additional Amounts”.

Before we can redeem the bonds, we must:

•	give the holders of the bonds at least thirty (30) days’ notice and not more than sixty (60) days’ notice in the manner described in “—Notices” below and

•	deliver to the fiscal agent a legal opinion of our counsel or an opinion of a tax consultant confirming that the conditions that must be satisfied for redemption have occurred.

The redemption price for each bond will be equal to the 100% of the principal amount of the bond plus accrued interest to the date of redemption and any additional amounts we are required to pay, as described above under “—Additional Amounts”.

Form, Denominations and Registration

All bonds will be in registered form, without interest coupons attached. Bonds held outside the United States, referred to as the international bonds, will be represented by beneficial interests in the international global bond, in fully registered permanent global form without interest coupons attached, which will be registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch as the common depositary for, and in respect of interests held through, Euroclear and Clearstream, Luxembourg. A beneficial interest in the international global bond may at all times be held only through Euroclear and Clearstream, Luxembourg.

Bonds offered and sold within the United States, referred to as the DTC bonds, will be represented by beneficial interests in one or more DTC global bonds, in fully registered permanent global form without interest coupons attached, which will be registered in the name of Cede & Co., as nominee for DTC, and which will be deposited on or about June 11, 2004 with the Bank of Tokyo-Mitsubishi Trust Company as custodian for DTC. In the event there is more than one DTC global bond, they shall collectively be referred to as the DTC global bond.

The international global bond has been assigned a Common Code number of 019384632 and an ISIN number of XS0193846325. The DTC global bond has been assigned a CUSIP number of 25159MAE7.

Beneficial interests in the global bonds will be represented, and transfers will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg. Such beneficial interests will be in denominations of ¥10,000,000 and integral multiples thereof. You may hold bonds directly through DTC, Euroclear or Clearstream, Luxembourg, if you are a participant in these systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg hold securities on behalf of their participants through customers’ securities accounts in their respective names on the books at their respective depositaries, which in turn can hold such securities in customers’ securities accounts in the depositaries’ names on the books of DTC.

Persons who are not DTC, Euroclear, or Clearstream, Luxembourg participants may beneficially own bonds held by DTC and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg only through direct or indirect participants in DTC, Euroclear, or Clearstream, Luxembourg. So long as Cede & Co., as the nominee of DTC, and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg are the registered owners of the global bonds, Cede & Co. and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg for all purposes will be considered the sole holders of the bonds under the fiscal agency agreement and the bonds. Except as provided below, owners of beneficial interests in the global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive physical delivery of bonds in definitive form and will not be considered the holders thereof under the fiscal agency agreement or the bonds. Accordingly, any person owning a beneficial interest in the global bonds must rely on the procedures of DTC, Euroclear or Clearstream, Luxembourg, and, if such person is not a participant in DTC, Euroclear, or Clearstream, Luxembourg, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of bonds. We understand that, under existing industry practice, in the event that any owner of a beneficial interest in the DTC global bonds desires to take any action that Cede & Co., as the holder of the global bonds, is entitled to take, Cede & Co. would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment

Owners of beneficial interests in the global bonds will receive all payments in Japanese yen, except for holders through DTC (excluding Euroclear and Clearstream, Luxembourg), who will receive payments in U.S.

dollars unless the beneficial owner affirmatively elects to receive payments in Japanese yen. For more information, see “—Currency Conversions” below.

Payment of principal of and interest on the global bonds will be made to DTC and the common depositary for Euroclear and Clearstream, Luxembourg, or the nominee thereof, as the case may be, as the registered owners of the global bonds.

Upon receipt of any payment of principal of or interest on the global bonds, DTC will credit its participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global bonds as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the global bonds held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name”. Distributions with respect to bonds held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Neither we nor the fiscal agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global bond or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If a date for payment of principal or interest on the bonds falls on a day that is not a business day, then the related payment of principal, premium, if any, or interest may be made on the next succeeding business day as if made on the date the payment was due and no interest will accrue in respect of such delay. For purposes of this paragraph, “business day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) the City of New York, London and Tokyo.

Any moneys held by the fiscal agent in respect of the bonds and remaining unclaimed for two years after the amount became due and payable shall be returned to us, and the holder of these bonds may thereafter look only to us for any payment to which such holder may be entitled.

Currency Conversions

Initial investors will be required to pay for the bonds in Japanese yen.

We will pay principal and interest payments on the bonds in Japanese yen, but owners of beneficial interests in global bonds held through DTC, other than Euroclear and Clearstream, Luxembourg, will receive payments in U.S. dollars unless they elect to receive payments in Japanese yen. If a holder through DTC has not made such an election, payments to the holder will be converted to U.S. dollars by the fiscal agent. All costs of conversion will be borne by the holder by deduction from the payments. The U.S. dollar amount of any payment of principal or interest received by a holder not electing payment in Japanese yen will be the amount of Japanese yen otherwise payable exchanged into U.S. dollars at the ¥/U.S. dollar rate of exchange prevailing as near as practicable to 11:00 a.m. (London time) but no later than 3:00 p.m. (London time) on the day which is two Business Days (as defined below) prior to the relevant payment date, less any costs incurred by the fiscal agent for such conversion, to be shared pro rata among the owners of beneficial interests in the global bonds accepting U.S. dollar payments in the proportion of their respective holdings, all in accordance with the fiscal agency agreement.

If an exchange rate bid quotation is not available, the fiscal agent will obtain a bid quotation from a leading foreign exchange bank in London selected by the fiscal agent for that purpose after consultation with us. If no bid quotation from a leading foreign exchange bank is available, payment will be in Japanese yen to the account or accounts specified by DTC to the fiscal agent. Until the account or accounts are so specified, the funds held by the fiscal agent will bear interest at the rate of interest quoted by the fiscal agent for deposits with it on an overnight basis to the extent that the fiscal agent is reasonably able to reinvest such funds.

The owner of a beneficial interest in the global bonds held through a participant of DTC (other than Euroclear or Clearstream, Luxembourg) may elect to receive payment or payments under a global bond in Japanese yen by notifying the DTC participant through which its bonds are held of (1) the investor’s election to receive all or a portion of the payment in Japanese yen, and (2) wire transfer instructions to a Japanese yen account located in Japan on or prior to the applicable record date or at least fifteen calendar days prior to maturity, as the case may be. DTC must be notified of an election and wire transfer instructions on or prior to the third Business Day (as defined below) after the record date for any payment of interest and 12 days prior to the payment of principal on the bonds. DTC will notify the fiscal agent of an election and wire transfer instructions on or prior to the fifth Business Day after the record date for payment of interest and the tenth Business Day prior to the payment date for the payment of principal on the bonds. If complete instructions are forwarded to DTC through DTC participants and by DTC to the fiscal agent on or prior to such dates, such investor will receive payment in Japanese yen outside DTC; otherwise, only U.S. dollar payments will be made by the fiscal agent to DTC. All costs of conversion will be borne by holders of beneficial interests in the global bonds receiving U.S. dollars by deduction from those payments.

The term “Business Day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the City of New York, Tokyo and London.

Investors will be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the bonds, create and issue further bonds ranking pari passu with the bonds in all respects, or in all respects except for

• the	payment of interest accruing prior to the issue date of any further bonds or

• the	first payment of interest following the issue date of any further bonds,

so that those further bonds would be consolidated and form a single series with the bonds and would have the same terms as to status, redemption or otherwise as the bonds. Any further bonds will be issued subject to a supplement to the fiscal agency agreement.

Prescription

Bonds will become void unless surrendered for payment within a period of five years from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received, notice to that effect shall have been given to the holders.

Meeting of Bondholders

The fiscal agency agreement does not contain provisions for convening meetings of holders of the bonds.

Exchange of Interests in Global Bonds for Bond Certificates

Except in the limited circumstances described below, owners of beneficial interests in global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive physical delivery of bond certificates in definitive form and will not be considered owners or holders thereof under the fiscal agency agreement.

Registration of title to DTC bonds initially represented by the DTC global bond in a name other than DTC or successor depositary or one of their respective nominees will not be permitted unless such depositary notifies us that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC global bond or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and we are unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of such depositary.

Registration of title to international bonds initially represented by the international global bond in a name other than the nominee of the common depositary for Euroclear and Clearstream, Luxembourg will not be accepted unless Euroclear of Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business.

We may also at any time and in our sole discretion determine not to have any of the bonds represented by the global bonds. In such event, we will issue or cause to be issued bond certificates form in exchange for the global bonds. Bonds issued in certificated form will be issued only in fully registered form, without coupons, in denominations of ¥10,000,000 and integral multiples thereof. Any bonds so issued will be registered in such names, and in such denominations, as DTC, Euroclear or Clearstream, as the case may be shall request. Such bonds may be presented for registration of transfer or exchange at the office of the fiscal agent or one of its agents in the City of New York or London, and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid to the registered holders of the definitive bonds as described below. Additionally, bonds may be presented for transfer or exchange at the office of the Luxembourg Transfer Agent, so long as the bonds are listed on the Luxembourg Stock Exchange, and upon delivery of a written instrument of transfer in a form approved by the fiscal agent. Exchange of permanent global bonds for definitive bonds will be made free of charge for the bondholders.

Distribution of principal and interest on any certificated bonds will be made by the fiscal agent directly to registered holders of the certificated bonds in accordance with the procedures described in this prospectus supplement and in the fiscal agency agreement. Interest payments and any principal payments on each payment date will be made to holders of the certificated bonds in whose names the certificated bonds were registered at the close of business on the related record date. Distributions will be made by wire transfer or by check mailed to the addresses of such holders as they appear on the register maintained by the fiscal agent. The final payment on any certificated bond, however, will be made only upon presentation and surrender of such certificated bond at the office of the fiscal agent or our Luxembourg Paying Agent on a payment date that is a business day in the place of presentation. The fiscal agent will provide notice to registered holders mailed not later than fifteen days before such final distribution.

Certificated bonds will be transferable and exchangeable at the offices of the fiscal agent or at the offices of our other agents in the City of New York, London or Luxembourg. No service charge will be imposed for any registration of transfer or exchange, but the fiscal agent may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. Neither the fiscal agent nor any transfer agent will be required to (a) exchange or register the transfer of any certificated bonds selected for redemption, or (b) exchange or register the transfer of certified bonds for the period from the record date preceding the due date for any payment to the payment date with respect to such certificated bonds.

Notices

All notices will be published in a daily newspaper in English of general circulation in London (expected to be the Financial Times) and in New York (expected to be The Wall Street Journal), provided that for so long as any bonds are represented by global bonds notices may be given by delivery of the relevant notice to DTC, Euroclear and Clearstream, Luxembourg, for communication by them to their respective participants in substitution for publication in any such newspaper. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by us with general circulation in the respective market regions. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made. In addition, for so long as the bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices, including with respect to definitive bonds, will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

GLOBAL CLEARANCE AND SETTLEMENT

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below in order to facilitate transfers of bonds among their participants, they are under no obligation to perform these procedures and they may modify or discontinue these procedures at any time. None of the Bank, Japan and the fiscal agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC, Euroclear and Clearstream, Luxembourg have advised as follows:

The Clearing Systems

DTC

DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include:

•	securities brokers and dealers;

•	banks;

•	trust companies; and

•	clearing corporations.

DTC participants also may include certain other organizations such as the underwriters. Indirect access to the DTC system also is available to indirect DTC participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Because DTC can act only on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of an owner of a beneficial interest in the global bonds to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global bonds to such persons may be limited. In addition, beneficial owners of bonds through the DTC system will receive distributions of principal and interest on the bonds only through DTC participants.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg interface with domestic securities markets. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and include certain of the Underwriters. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Initial Settlement

Investors electing to hold their bonds through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in the same-day funds on the settlement date.

Investors electing to hold their bonds through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Bonds will be credited to the securities custody accounts of Euroclear holders and of Clearstream, Luxembourg holders on the settlement date against payment in same-day funds.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any bonds where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Secondary market sales of book-entry interests in the bonds held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the international bonds through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures or Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading Between DTC Participants

Secondary market sales of book-entry interests in the DTC bonds between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations if payment is effected in U.S. dollars, or free of payment if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading Between DTC Seller and Euroclear/Clearstream, Luxembourg Purchaser

When book-entry interests in bonds are to be transferred from the account of a DTC participant holding a beneficial interest in a DTC global bond to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in an international global bond, the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12:00 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder. On the settlement date, the custodian, Bank of Tokyo-Mitsubishi Trust Company, will instruct the fiscal agent to:

•	decrease the amount of bonds registered in the name of Cede & Co. and evidenced by the DTC global bonds; and

•	increase the amount of bonds registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch, the common depositary for Euroclear and Clearstream, Luxembourg, and evidenced by the international global bond. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading Between Euroclear/Clearstream, Luxembourg Seller and DTC Purchaser

When book-entry interests in the bonds are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the DTC global bond, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 p.m., Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the fiscal agent to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will:

•	transmit appropriate instructions to the custodian, Bank of Tokyo-Mitsubishi Trust Company, who will in turn deliver such book-entry interests in the bonds free of payment to the relevant account of the DTC participants; and

•	instruct the fiscal agent to:

•	decrease the amount of bonds registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch, the common depositary for Euroclear and Clearstream, Luxembourg, and evidenced by the international global bond; and

•	increase the amount of bonds registered in the name of Cede & Co. and evidenced by the DTC global bond.

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the bonds among participants of DTC, Clearstream, Luxembourg and Euroclear, none of Euroclear, Clearstream, Luxembourg or DTC is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Bank, the fiscal agent, any paying agent, any underwriter or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the U.S. Securities Act of 1933, as amended, will have any responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the agreements described above.

So long as the international global bond is held on behalf of Euroclear and Clearstream, Luxembourg or on behalf of any other clearing system, referred to as an alternative clearing system, notices to holders of bonds represented by a beneficial interest in the international global bond may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or the alternative clearing system, as the case may be, and so long as the DTC global bond is held on behalf of DTC, or an alternative clearing system, notices to holders of bonds represented by a beneficial interest in the DTC global bond may be given by delivery of the relevant notice to DTC or the alternative clearing system, as the case may be; except that, so long as the bonds listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxembourg Wort) or, if such publication is not practicable, in an English language newspaper having general circulation in Europe.

TAXATION

Additional Japanese Taxation Considerations

Taxation of Nonresident Investors

Payment of interest on the bonds outside Japan by us or a paying agent to a beneficial owner that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes (a “nonresident holder”) will not be subject to Japanese withholding tax, provided that the beneficial owner complies with procedures for establishing its status as a nonresident holder in accordance with the requirements of Japanese law.

In the event that new rules or official interpretations are adopted that apply to interest on outstanding securities and do not provide for an exemption from withholding tax for the bonds, nonresident holders generally will be entitled to receive additional amounts as described under “Description of the Bonds and Guarantee—Additional Amounts”, and we will be entitled to redeem the bonds as described under “Description of the Bonds and Guarantee—Redemption”.

Under current Japanese practice, we and our principal paying agent may determine our withholding obligations in respect of bonds held through a qualified clearing organization in reliance on certifications received from such an organization, and need not obtain certifications from the ultimate beneficial owners of such bonds. As part of the procedures under which such certifications are given, a beneficial owner may, in general, be required to establish that it is a nonresident holder to the person or entity through which it holds the bonds. A nonresident holder that holds securities otherwise than through a qualified clearing organization may be required to deliver a duly completed claim for exemption from Japanese withholding tax, and to provide documentation concerning its identity and residence, to the principal paying agent in order to receive interest from the principal paying agent free of Japanese withholding tax. We and the principal paying agent may adopt modified or supplemental certification procedures to the extent necessary to comply with changes in, or as otherwise permitted under, Japanese law or administrative practice.

Additional United States Taxation Considerations

This section describes certain United States federal income tax consequences of owning the bonds. It supplements the discussion of tax consequences under “Description of the Debt Securities and Guarantee—United States Taxation” in the accompanying prospectus. It applies to you only if you are a U.S. holder, as defined below, that acquires bonds in the offering at the offering price and you hold your bonds as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns bonds that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns bonds as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these bonds in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a United States holder if you are a beneficial owner of a bond and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest

You will be taxed on interest on your bond, whether payable in U.S. dollars or Japanese yen, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Cash Basis Taxpayers.    If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment, you must recognize income equal to the U.S. dollar value of the Japanese yen interest payment, based on the exchange rate in effect on the date of receipt by you, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers.    If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your bond, for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars. Such income or loss will generally be United States source income or loss.

Purchase, Sale and Retirement of the Bonds

Your tax basis in your bond will generally be the U.S. dollar cost, as defined below, of your bond. If you purchase your bond with Japanese yen, the U.S. dollar cost of your bond will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your bond is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your bond will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your bond equal to the difference between the amount you realize on the sale or retirement and your tax basis in your bond. If your bond is sold or retired for an amount in Japanese yen, the amount you realize will be the U.S. dollar value of such amount on:

•	the date the bond is disposed of or retired, in the case of bonds that are not traded on an established securities market, as defined in the applicable Treasury regulations, or

•	the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the bonds are traded on an established securities market, as defined in the applicable Treasury regulations.

You will recognize capital gain or loss when you sell or retire your bond, except to the extent:

•	attributable to accrued but unpaid interest, or

•	attributable to changes in exchange rates as described below.

Capital gain of a non-corporate United States holder, recognized before January 1, 2009, will generally be taxable at a maximum rate of 15% where the holder has a holding period greater than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a bond as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive Japanese yen as interest on your bond or on the sale or retirement of your bond, your tax basis in the Japanese yen will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase Japanese yen, you generally will have a tax basis equal to the U.S. dollar value of the Japanese yen on the date of your purchase. If you sell or dispose of Japanese yen, including if you use yen to purchase bonds or exchange yen for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Change in Law Regarding Backup Withholding

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003, the rate at which backup withholding is required to be imposed has changed since the effective date of the Prospectus. The current backup withholding rate is 28%.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated June 4, 2004, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Citigroup Global Markets Limited and Merrill Lynch International are acting as representatives, has severally agreed to purchase, the principal amount of bonds set forth opposite its name below:

Underwriter	Principal Amount
Citigroup Global Markets Limited	¥32,500,000,000
Merrill Lynch International	32,500,000,000
Deutsche Bank AG London	5,000,000,000
Daiwa Securities SMBC Europe Limited	1,000,000,000
Mizuho International plc	1,000,000,000
Morgan Stanley & Co. International Limited	1,000,000,000
Nomura International plc	1,000,000,000
Tokyo-Mitsubishi International plc	1,000,000,000

Total	¥75,000,000,000

The underwriters are obligated to purchase all of the bonds if they purchase any of the bonds.

The underwriters are offering the bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer some of the bonds directly to the public at the price to the public set forth on the cover page of this prospectus supplement and some of the bonds to certain securities dealers at the price to the public less a selling concession of 0.10% of the principal amount of the bonds. After the bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

In connection with this issue, Citigroup Global Markets Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on Citigroup Global Markets Limited or any of its agents to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Citigroup Global Markets Limited, or any of its agents, may effect these transactions on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise. Such stabilizing shall be in compliance with all relevant laws and regulations.

We are offering the bonds for sale only in those jurisdictions in the United States, Europe and Asia other than Japan (subject to certain exceptions) where it is legal to make such offers.

Each of the underwriters has agreed to act through its respective U.S. affiliate or other U.S. broker-dealer, when offering the bonds for sale in the United States.

The bonds are exempt from the requirement for registration under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the “Securities and Exchange Law”) and are subject to the Special

Taxation Measures Law of Japan (Law No. 26 of 1957) (as amended) (the “Special Taxation Measures Law”). Each of the underwriters has represented and agreed that:

(i)	except where permitted under (ii) below, it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell, bonds in Japan or to, any person resident in Japan, including any corporation or entity organized under the laws of Japan; and

(ii)	it has not, directly or indirectly, offered or sold and will not (a) as part of its distribution at any time and (b) otherwise until forty days after the date of issue, directly or indirectly offer or sell bonds to any person other than a Gross Recipient.

A “Gross Recipient” for this purpose is:

•	a beneficial owner that is not an individual resident of Japan or Japanese corporation for Japanese tax purpose;

•	a Japanese financial institution, designated in Article 3-2 paragraph (19) of the Cabinet Order of December 17, 1997 (the “Cabinet Order”) relating to the Special Taxation Measures Law that will hold bonds for its own proprietary account; or

•	an individual resident of Japan or a Japanese corporation whose receipt of interest on the bonds will be made through a payment handling agent in Japan as defined in Article 2-2 paragraph (2) of the Cabinet Order.

Each of the underwriters has represented and agreed that the bonds subscribed by it will be subscribed by it as principal.

Each of the underwriters has agreed that it will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction outside the United States except under the circumstances that will to the best knowledge and belief of such underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Bank or Japan except as set forth in the underwriting agreement.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any of the bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any bonds in circumstances in which section 21(1) of the FSMA does not apply to the Bank or Japan; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the Untied Kingdom.

The bonds are a new issue of securities with no established trading market. We have been advised by the representatives of the underwriters that the representatives intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

We have applied to list the bonds on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange.

We and Japan have agreed severally to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters from time to time have performed various investment and commercial banking services for DBJ in the ordinary course of its business.

We expect that delivery of the bonds will be made on or about June 11, 2004, which is the 5th business day following the date of this prospectus supplement (this settlement cycle being referred to as (“T+ 5”). Under Rule 15c6-1 of the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this prospectus supplement or the next succeeding three business days will be required, by virtue of the fact that the bonds initially will settle in T+ 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

VALIDITY OF SECURITIES

The validity of the bonds and of the guarantee is being passed upon on behalf of us and Japan by Tomotsune & Kimura of Tokyo, Japan. The validity of the bonds and of the guarantee is being passed upon on behalf of the underwriters by Sullivan & Cromwell LLP, New York, New York. In giving their opinions, Sullivan & Cromwell LLP may rely as to matters of Japanese law upon the opinion of Tomotsune & Kimura, and Tomotsune & Kimura may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.

AUTHORIZED AGENTS IN THE UNITED STATES

As of the date of this prospectus supplement, the authorized agent in the United States for the Bank, for the purpose of the United States Securities Act of 1933, is Rikizo Matsukawa, whose address is: Development Bank of Japan New York Representative Office, 1251 Avenue of Americas, Suite 830, New York, New York 10020. The authorized agents for Japan are Nobuchika Mori, Takashi Osada and Tetsuo Kabe, and their address is: Consulate General of Japan in New York, 1 Chase Manhattan Plaza, New York, New York 10005.

GENERAL INFORMATION

We have applied to list the bonds on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange. The legal notice relating to the issue of the bonds and copies of the Development Bank of Japan Law will be lodged with the Luxembourg trade and companies register (Registre de Commerce et des Sociétés à Luxembourg), where such documents are available for inspection and where copies thereof can be obtained upon request. For so long as the bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

As long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a paying agent, which we refer to as the Luxembourg Paying Agent, in the City of Luxembourg. The Luxembourg Paying Agent is presently Bank of Tokyo-Mitsubishi (Luxembourg) S.A. Any change in the Luxembourg Paying Agent will be published in a leading daily newspaper having general circulation in Luxembourg.

We expect, but are not obligated to holders of the bonds, to maintain a listing of the bonds on the Luxembourg Stock Exchange. Changed circumstances, including changes in listing requirements, could result in suspension or removal of our listing, or cause us to conclude that continued listing of the bonds on the Luxembourg Stock Exchange is unduly burdensome. For example, the European Commission has proposed a Directive of European Parliament and of the Council (2003/0045 (COD), the “Transparency Directive”) on the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted to trading on a regulated market in the European Union, such as the Luxembourg Stock Exchange. If the Transparency Directive is adopted and is implemented in Luxembourg in a manner that would require us to publish our financial statements according to accounting principles or standards (i) that are not equivalent to those under the Law Concerning the Budget and Settlement of Accounts of Public Corporations and the regulations thereunder which are applicable to certain Japanese public corporations such as DBJ, (ii) that are not equivalent to Japanese GAAP or (iii) that would otherwise impose requirements on us that we in good faith determine are unduly burdensome, we may take steps to procure the delisting of the bonds from the Luxembourg Stock Exchange.

If we seek a delisting of the bonds from the Luxembourg Stock Exchange, we may, but are not required to, seek an alternative admission to listing, trading and/or quotation for the bonds by another listing authority, exchange and/or system within or outside the European Union, as we may decide. If an alternative admission is not available to us or is, in our opinion, unduly burdensome, an alternative listing may not be obtained. Notice of any delisting and/or alternative listing will be given as described in “Description of the Bonds and Guarantee— Notices”, and a copy of the notice will be provided to the Luxembourg Stock Exchange. Although there is no assurance as to the liquidity of the bonds on the Luxembourg Stock Exchange, delisting the bonds may have a material effect on the ability of a holder of the bonds to continue to hold the bonds and/or resell the bonds held by it in the secondary market.

On June 4, 2004, the Minister of Finance of Japan consented to the giving of Japan’s guarantee with respect to the bonds, upon our application dated May 28, 2004.

There has been no material adverse change in our condition, financial or otherwise, since March 31, 2003, the date of the most recent English version of the audited financial statements of The Development Bank of Japan, unless otherwise stated herein. In a manner consistent with our past practice, we plan to file our Annual Report on Form 18-K, containing our audited financial statements for the year ended March 31, 2004 in or about October 2004.

The bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code: 019384632; ISIN: XS0193846325; CUSIP: 25159MAE7).

We are not involved in any legal, arbitration, administrative or other proceedings, nor are we aware of any such proceedings pending or being threatened, the results of which may have or have had, individually or in the aggregate, a material adverse effect on our financial position during the period of 12 months prior to the date of this document.

The Securities and Exchange Commission (“SEC”) maintains an Internet site (www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC. Copies of reports and information filed thereon by the Bank are available free of charge at the office of the Luxembourg Paying Agent in Luxembourg. The Internet site of the Bank is www.dbj.go.jp. The information on the website is not incorporated by reference into this prospectus supplement.

The names of the Governor, the Deputy Governors, the Senior Executive Directors, and the Statutory Auditors of the Bank are as follows:

Governor
Takeshi Komura

Deputy Governors
Kimio Yamaguchi
Sumihito Ohkawa

Senior Executive Directors
Takafumi Kaneko
Kozo Isshiki
Fumio Inui
Tomoyuki Takahashi
Hiroaki Itou
Mikio Araki
Takashi Ando
Fumiyuki Kashima
Kozo Oikawa
Keiji Taga
Keimei Kaizuka
Toshiharu Kitamura

Statutory Auditors
Hiroyuki Hoshi
Shigeru Kobayashi

All of the officers are engaged by the Bank on a full-time basis except for Messrs. Keimei Kaizuka Toshiharu Kitamura and Shigeru Kobayashi. The business address of all of the above persons is the head office of the Bank.

The DBJ Law requires the Bank to prepare financial statements semi-annually in accordance with accounting principles and procedures required by the DBJ Law and regulations thereunder, and to submit them, together with an opinion of the Bank’s Auditors, to the Ministry of Finance.

So long as any bonds are outstanding, copies of the following documents will be available for inspection, and you may obtain copies of the annual reports and audited financial statements referred to in clauses (ii) and (iii) below, at the specified offices of the fiscal agent in London and, for so long as the bonds are listed on the Luxembourg Stock Exchange, free of charge at the offices of the Luxembourg Paying Agent in Luxembourg:

(i)	English translations of the Development Bank of Japan Law;

(ii)	the Annual Reports on Form 18-K for the Development Bank of Japan for the years ended March 31, 2001, 2002 and 2003 and all subsequent years and the Annual Reports on Form 18-K for Japan for the years ended March 31, 2000, 2001, 2002 and 2003 and all subsequent years (the Bank does not produce any interim reports);

(iii)	the audited financial statements of the Development Bank of Japan for the years ended March 31, 2001, 2002 and 2003, which are included in the Annual Reports on Form 18-K for the Development Bank of Japan for the respective years, described in clause (ii) above, and all subsequent years;

(iv)	the fiscal agency agreement;

(v)	the underwriting agreement referred to above; and

(vi)	the executed guarantee.

Also, for so long as the bonds are listed on the Luxembourg Stock Exchange, copies of the information referenced in “Where You Can Find More Information” on page 3 of the accompanying prospectus may be obtained free of charge at the offices of the Luxembourg Paying Agent in Luxembourg.

The bonds will bear the following legends:

“Interest payments on this bond will be subject to Japanese withholding tax unless the holder establishes that this bond is held by or for the account of a holder that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes or is a designated Japanese financial institution described in Article 6 of the Special Taxation Measures Law of Japan.

Interest payments on this bond to an individual resident of Japan or a Japanese corporation not described in the preceding paragraph will be subject to deduction of Japanese income tax at a rate of 15% of the amount specified in subparagraphs (A) or (B) below, as applicable;

(A)	if interest is paid to an individual resident of Japan or to a Japanese corporation (except as provided in subparagraph (B) below), the amount of such interest;

(B)	if interest is paid to a public corporation, a financial institution or a securities company through a payment handling agent in Japan, as provided in Article 3-3, Paragraph 6 of the Special Taxation Measures Law of Japan, the amount of such interest minus the amount provided in the Cabinet Order relating to said Paragraph 6.”

A Japanese resident or a Japanese entity with a payment handling agent in Japan for receiving payment of interest on the bonds is exempt from withholding tax by the Bank, but withholding tax will be deducted by such payment handling agent unless certain exemptions are applicable. Failure to notify the paying agent of such tax exemption status due to receipt of interest through a payment handling agent in Japan in a timely manner may result in certain double withholding tax.

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan related activities. Citigroup Global Markets Limited is authorised to conduct Japan related business under the name Nikko Citigroup.

PROSPECTUS

Development Bank of Japan

(Issuer)

Japan

(Guarantor)

$1,500,000,000

Debt Securities

The Development Bank of Japan (“DBJ”) will provide specific terms of these securities in supplements to this Prospectus (“Prospectus Supplements”). You should read this Prospectus and any Prospectus Supplement carefully before you invest. This Prospectus may not be used to make offers or sales of securities unless accompanied by a Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 19, 2000.

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that DBJ and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, DBJ may, from time to time, sell debt securities (“Debt Securities”) described in this Prospectus in one or more offerings in the United States up to a total dollar amount of $1,500,000,000. This Prospectus provides you with a general description of the Debt Securities DBJ may offer. Each time DBJ sells securities under this shelf process, DBJ will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any Prospectus Supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of DBJ, Japan or the underwriters of the Debt Securities to which any particular Prospectus Supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this Prospectus or such a Prospectus Supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by DBJ, Japan or such underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

DBJ and Japan file annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about DBJ and Japan, and may be accompanied by exhibits. You may read and copy any document DBJ and Japan file with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Commission allows DBJ and Japan to “incorporate by reference” the information DBJ and Japan file with the Commission, which means that DBJ and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. DBJ and Japan incorporate by reference the documents listed below:

•	DBJ’s initial Annual Report on Form 18-K, and Japan’s Annual Report on Form 18-K for the year ended March 31, 1999; and

•	All amendments to DBJ’s initial Annual Report on Form 18-K filed prior to the date of this Prospectus, and Japan’s Annual Report on Form 18-K for the year ended March 31, 1999 filed prior to the date of this Prospectus.

DBJ and Japan also incorporate by reference all future annual reports and amendments to annual reports, and any other information DBJ and Japan file with the Commission pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934 until it sells all of the Debt Securities. Each time DBJ or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling DBJ. Written requests for such documents should be directed to the Development Bank of Japan, 9-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, Attention: Office of Financing & Planning, Treasury Department, telephone number: 81-3-3244-1829.

DEVELOPMENT BANK OF JAPAN

DBJ was established on October 1, 1999 as a governmental financial institution under the Development Bank of Japan Law. DBJ is the result of a merger between The Japan Development Bank and the Hokkaido-Tohoku Development Finance Public Corporation, which were also governmental institutions. Pursuant to the Development Bank of Japan Law, DBJ succeeded to all of the rights, and assumed all of the obligations, of The Japan Development Bank and the Hokkaido-Tohoku Development Finance Public Corporation. Also pursuant to that law, both The Japan Development Bank and the Hokkaido-Tohoku Development Finance Public Corporation were dissolved upon the establishment of DBJ.

The Development Bank of Japan Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

DBJ raises funds mainly in the form of borrowings from the Japanese Government, and also from the private sector through the issuance of bonds.

The Japanese Government owns all of DBJ’s capital, and DBJ is subject to government control and supervision. The Government Agencies Budget, which the Minister of Finance formulates and which is subject to approval by the Diet, includes DBJ’s annual budget of revenues and expenditures. The Prime Minister appoints DBJ’s Governor and Auditors.

JAPAN

Japan is a mountainous island country in the western Pacific, with a population of over 126 million. Japan has a parliamentary form of government. The Diet, which consists of a House of Representatives and a House of Councillors, holds the legislative power.

APPLICATION OF PROCEEDS

DBJ will use the net proceeds from the sale of the Debt Securities for its general financing purposes.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). DBJ has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the Registration Statement of which this Prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

From time to time, DBJ may authorize and issue Debt Securities in one or more series. The Prospectus Supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency (including composite currencies such as the European Currency Unit), any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If DBJ issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the Prospectus Supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

DBJ and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable Prospectus Supplement, but DBJ and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. DBJ and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of DBJ and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be unsecured. At the time of issuance they will rank at least equally in right of payment with all other unsecured indebtedness of DBJ, but subject to certain rights provided in the Japanese Civil Code, such as the preferential rights of employees to wages.

Under the Development Bank of Japan Law, the holders of notes DBJ issues, including the holders of Debt Securities, will have the benefit of a preferential right to be repaid prior to DBJ’s other unsecured obligations, subject to the rights under the Japanese Civil Code as described in the preceding paragraph and with the exception of obligations in respect of national and local taxes and certain other statutory exceptions.

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by DBJ, without making prior demand upon or seeking to enforce remedies against DBJ.

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of DBJ, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on the Debt Securities issued by DBJ outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance and gift taxes. You should note that the following description of Japanese taxation is not exhaustive.

Tax Withholding Rules.    Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

•	If the recipient of interest on any Debt Securities is:

—A non-resident of Japan with no permanent establishment within Japan;

—A non-Japanese corporation with no permanent establishment within Japan; or

—A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

—If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System and Clearstream Banking, société anonyme, or a certain financial intermediary prescribed by the Special Taxation Measures Law of Japan and the relevant cabinet order thereunder (such Law, cabinet order and the related ministerial regulation are called the “Law”), the requirement to provide certain information prescribed by the Law (“Exemption Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

—If the relevant Debt Securities are not held by a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a claim for exemption from withholding tax (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by DBJ of income tax at the rate of 15% unless any lower rate is applicable under the relevant tax treaty between Japan and another country. Non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax on payment of interest by DBJ are required to submit an “Application Form for Income Tax

Convention regarding Relief from Japanese Income Tax on Interest” in advance through DBJ to the relevant tax authority before payment of interest.

•	If the recipient of interest on any Debt Securities is:

—A Japanese bank;

—A Japanese insurance company;

—A Japanese securities company; or

—Any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph 8 of the Special Taxation Measures Law of Japan,

and such recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be, no income tax will be imposed by way of withholding or otherwise. The recipient will, however, be subject to regular corporate tax with respect to such interest.

•	If the recipient of interest on any Debt Securities is:

—A non-resident of Japan with a permanent establishment within Japan; or

—A non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by DBJ of income tax at the rate of a 15%, provided that the recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be. The amount of such interest will, however, be included in the recipient’s other Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

—Japanese banks;

—Japanese insurance companies;

—Japanese securities companies;

—other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law of Japan (such institutions, together with Japanese banks, insurance companies and securities companies, are called “Specified Financial Institutions”); or

—Japanese public corporations designated by the relevant law (“Public Corporations”),

and such recipient receives payment of interest through certain Japanese payment handling agents (“Japanese Payment Handling Agents”), such agents, or otherwise DBJ, will withhold income tax at the rate of 15%. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to normal income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

—A Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

—A Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Law, no income tax will be imposed by way of withholding or otherwise on such portion of interest as is prescribed by the relevant cabinet order. Any amount of interest received by such recipient in excess of the non-taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15%. Any interest on Debt Securities received during the period such Debt Securities are held by a Japanese Payment Handling Agent will not be subject to the withholding by DBJ of income tax at the rate of 15%.

Capital Gains, Inheritance and Gift Taxes.    Gains derived from the sale outside Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation are generally not subject to Japanese income or corporate tax. Gains derived from the sale in Japan of Debt Securities by a non-resident of Japan or a non- Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.

United States Taxation

For special United States federal income tax and other considerations applicable to particular issues of Debt Securities (such as Debt Securities issued with original issue discount or Debt Securities denominated in a currency other than the United States dollar), you should read a further description of such considerations in the Prospectus Supplement relating thereto. You should note that the following description of United States taxation is not exhaustive.

United States Holders.    The Debt Securities and interest thereon will not be exempt from United States taxation generally. In the opinion of Sullivan & Cromwell, interest paid by DBJ on the Debt Securities constitutes income from sources outside the United States, but, with certain exceptions, is treated separately, together with other items of “passive” or “financial services” income, for purposes of computing the foreign tax credit allowable under United States federal income tax laws.

Non-United States Holders.    In the opinion of Sullivan & Cromwell, and subject to the discussion of backup withholding below, interest on the Debt Securities is currently exempt from United States federal income tax if paid to:

•	An individual who is not a citizen or resident of the United States, whether or not such individual is engaged in trade or business in the United States; or

•	A corporation organized under the laws of a country other than the United States, whether or not such corporation is engaged in trade or business in the United States, unless:

•	The corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code; or

•	The individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing or similar business within the United States, and certain other conditions exist.

A beneficial owner of a Debt Security who or that is:

•	A non-resident alien individual; or

•

A foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Debt Security, will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Debt Security, unless:

•	Such gain is effectively connected with the conduct by the holder of a United States trade or business; or

•	In the case of an individual, the holder is present in the United States for 183 days or more during the taxable year in which such gain is realized and either the holder has a “tax home” in the United States or the gain is attributable to an office or other fixed place of business maintained by the holder in the United States.

The Debt Securities are not includible in the gross estate for purposes of the United States estate tax in the case of a non-resident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting.    Backup withholding tax at a rate of 31% and certain information reporting requirements may apply to payments of principal of and premium and interest, if any, on the Debt Securities made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with the Fiscal Agent or paying agent in the United States). If the conditions relating to place of payment are satisfied, non-resident alien individuals are generally exempt from backup withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-United States person who sells a Debt Security through a United States office of a broker. In addition, information reporting (but not backup withholding) will apply to a non-United States person that sells a Debt Security through any of the following persons or entities, unless the holder provides documentary evidence of non-U.S. status or otherwise establishes an exemption:

•	A non-United States branch of a United States broker;

•	A non-United States office of a broker that is a controlled foreign corporation for United States tax purposes or that is a person 50% or more of whose income for a specified period is effectively connected with a United States trade or business; or

•	With respect to payments made after December 31, 2000, a foreign partnership, if at any time during its taxable year one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital, or if at any time during its taxable year such foreign partnership is engaged in a United States trade or business.

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•	Default in any payment, when due, of principal (if due in installments) of or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days; or

•	Default in the performance of any other covenant contained in the Debt Securities of such series and the continuance of such default for a period of 90 days following written notice thereof to DBJ by a holder.

The Fiscal Agency Agreement will not require DBJ to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by DBJ and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

DBJ will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. DBJ will accept the jurisdiction of such court in such action. DBJ will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and DBJ’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against DBJ under federal securities laws or against Japan for any purpose, unless DBJ or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against DBJ or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of DBJ or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

DBJ may sell Debt Securities directly, to or through underwriters or through agents. Each Prospectus Supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to DBJ from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable Prospectus Supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

DBJ may, directly or through agents it designates, sell Debt Securities from time to time. The applicable Prospectus Supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by DBJ to such agent. Unless such Prospectus Supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

If the applicable Prospectus Supplement so indicates, DBJ will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from DBJ at the public offering price set forth in such Prospectus Supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable Prospectus Supplement. Such contracts will be subject only to those conditions set forth in such Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

The applicable Prospectus Supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with DBJ to indemnification by DBJ against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for DBJ in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for DBJ, for the purpose of the United States Securities Act of 1933, is Tsutomu Kishino, whose address is: Development Bank of Japan New York Representative Office, 1251 Avenue of Americas, Suite 830, New York, New York 10020. The authorized agents for Japan are Takeo Shikado and Takuji Tanaka, and their address is: Consulate General of Japan in New York, 1 Chase Manhattan Plaza, New York, New York 10005.

VALIDITY OF SECURITIES

Tomotsune Kimura & Mitomi, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of DBJ and Japan. Sullivan & Cromwell, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell may rely as to all matters of Japanese law and procedure on the opinion of Tomotsune Kimura & Mitomi, and Tomotsune Kimura & Mitomi may rely as to matters of New York law upon the opinion of Sullivan & Cromwell.

FURTHER INFORMATION

The Registration Statement of which this Prospectus is a part, any post-effective amendment to such Registration Statement, and the Prospectus Supplement or Supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The Governor of DBJ, in his official capacity as such Governor, thereunto duly authorized, has supplied the information set forth in this Prospectus under the caption “Development Bank of Japan” and the information incorporated in this Prospectus by reference relating to DBJ, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this Prospects under the caption “Japan” and the information incorporated in this Prospectus by reference relating to Japan, and such information is stated on his authority.

REGISTERED AND HEAD OFFICE OF THE BANK

9-1, Otemachi 1-chome

Chiyoda-ku

Tokyo 100-0004

FISCAL AGENT

The Bank of Tokyo-Mitsubishi, Ltd., London Branch

12-15 Finsbury Circus

London EC2M 7BT

also acting through

Bank of Tokyo-Mitsubishi Trust Company

1251 Avenue of the Americas, 10th Floor

New York, N.Y. 10020

Attention: Corporate Trust Department/Nelson Kercado

LEGAL ADVISERS

To the Bank and Japan Tomotsune & Kimura 2-14, Nagatacho 2-chome Chiyoda-ku Tokyo 100-0014	To the Underwriters Sullivan & Cromwell LLP 125 Broad Street New York N.Y. 10004
PAYING AGENTS
Principal Paying Agent The Bank of Tokyo-Mitsubishi, Ltd. London Branch 12-15 Finsbury Circus London EC2M 7BT	Luxembourg Paying Agent Bank of Tokyo-Mitsubishi (Luxembourg) S.A. 287-289, Route d’Arlon L-1150 Luxembourg
LISTING AGENT Kredietbank, S.A. Luxembourgeoise 43 Boulevard Royal L-2955 Luxembourg

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement (including the prospectus dated April 19, 2000 contained herein). You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the bonds offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

¥75,000,000,000

Development Bank of Japan

1.60% Japanese Yen

Guaranteed Bonds

Due June 20, 2014

Unconditionally and Irrevocably

Guaranteed as to Payment of

Principal and Interest

by

Japan

PROSPECTUS SUPPLEMENT

Nikko Citigroup

Merrill Lynch & Co.

June 4, 2004